Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (the “Issuer”)

June 16, 2022

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of the Issuer held on June 16, 2022 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2022 and Special Meeting and Management Proxy Circular dated May 4, 2022 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	28,969,478	81.76%	6,463,567	18.24%
John Brydson	28,985,352	81.80%	6,447,693	18.20%
Raymond D. Crossley	27,767,747	78.37%	7,665,298	21.63%
Michael J. Faust	33,805,727	95.41%	1,627,318	4.59%
Edward H. Kernaghan	30,276,059	85.45%	5,156,986	14.55%
Stephen Loukas	33,998,290	95.95%	1,434,755	4.05%
Gordon Ritchie	33,848,812	95.53%	1,584,233	4.47%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
23,776,857	67.10%	11,656,186	32.90%